March 15, 2007

Board of Directors
Griffon Corporation
100 Jericho Quadrangle
Jericho, New York 11753

To Griffon Board Members:

We had been awaiting the conclusions reached by the investment bankers that Mr. Blau and Mr. Edelstein have stated were hired in advance of our initial filing. Unfortunately, we believe management's statements on the first quarter 2007 conference call, which were something to the effect of, "the concept of diversity, which we have pushed over the years has worked", suggests that the prudent value creating scenarios that we outlined are not currently being entertained. We respectfully disagree that Griffon's conglomerate structure is "working" as evidenced by a stock price that has declined since the beginning of 2005 while the S&P 500 is up over 19%.

Ironically, the most recent precedent defense transaction that supports the "sum of the parts" valuation is the recently announced Aeroflex Incorporated transaction which appears to be based on an 11x trailing EBITDA multiple. Mr. Blau is obviously familiar with this deal since he is also chairman and CEO of that public company, and it appears that he stands to reap a profit of well in excess of $40 million from that transaction for what we would describe, for both Aeroflex and Griffon, as a "part-time" CEO role.

However, rather than discussing the reasons for your stock's decline, the merits of our value-enhancement analysis or the numerous inquiries we have had from both strategic and financial buyers regarding each of Griffon's business lines, as your second largest shareholder we would request that the Board of Directors at least address the issues associated with what we perceive to be your unfriendly shareholder corporate governance regime. We believe that changes must be made to assure that shareholders have a legitimate means to be heard in the governance and strategic direction of the Company they own.

A review of your articles of incorporation and by-laws demonstrates that many of the shareholder friendly trends in today's corporate environment have failed to manifest in Girffon's governance. While we obviously disagree on corporate direction, we hope that we can agree that the Board of Directors should be responsive to the wishes of the majority of its shareholders, as it has a fiduciary duty to act in their best interests. In keeping with that philosophy, we urge the Board of Directors to adopt at a minimum the following changes:

Amended By-Laws of Griffon Corporation

o The required level of shareholdings to permit shareholders to call a special meeting should be reduced from the current 66 2/3% requirement to a more appropriate level in the range of 20%. The current requirement is at a level which as a practical matter forecloses shareholder action.

o The Board should all be of one class, annually elected, and therefore the staggered board provision should be deleted. The staggered board simply entrenches current directors, enabling them to remain in office even in the face of overwhelming opposition by the shareholders.

o Once the board is destaggered, shareholders should be permitted to remove directors with or without cause. Directors should serve shareholder interests and accordingly should be subject to removal by the same constituency that elected them.


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o    In reverse of the current provision, the Chairman of the Board "shall NOT be" the Chief Executive Officer. Clearly current governance best practices favor a non-executive chairman role, in order to eliminate some of the power wielded, and conflicts raised, by such dual role executives. Unfortunately for Griffon shareholders, Mr. Blau has inexplicably maintained this dual role in not one, but two publicly traded companies.

Besides amending your by-laws, there are some other troubling corporate governance issues that we believe should be addressed:

o We do not believe that an executive officer should be a part-time employee serving simultaneously as an officer of another company. Currently, Harvey Blau is the CEO of both Griffon Corporation and Aeroflex Incorporated. This is an untenable situation, particularly in view of Mr. Blau's compensation (over $5 million in just cash and bonus in fiscal 2006), while the stock has floundered. Through the recent announcement of Aeroflex's going private transaction, it seems this dual CEO role issue may resolve itself. Nonetheless, we believe that such a scenario should never have occurred, nor should it ever transpire again. To that end, we request that the Board of Directors adopt a policy of limiting executive's outside obligations.

o Given what we believe to be a pattern of excessive senior officer pay packages in terms of current salary and bonus, deferred restricted stock and option grants, as well as extremely generous employment agreements with costly change of control provisions, we believe such employment agreements and pay packages should be voted on by Griffon shareholders.

o In keeping with the spirit of Regulation Fair Disclosure, we request that the management presentation and transcript relating to the Telephonics segment from the most recent annual meeting be posted on the company's web site. Hereafter, we hope that the Board of Directors adopts a policy of making all such presentations, including those made at analyst meeting, readily available to all shareholders.

We hope that the Board of Directors will expedite the review and implementation of value-enhancing alternatives that presumably your financial advisors are reviewing. Further, we look forward to seeing Griffon adopt a more shareholder-friendly corporate governance structure in the near future.


Clinton Group, Inc.

/s/ Conrad L. Bringsjord

Conrad L. Bringsjord